ENERGY EXPLORATION TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON NOVEMBER 29, 2007

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of Energy Exploration Technologies Inc. (the "Corporation") will be held at 10:00 a.m. (Calgary time) on November 29, 2007 at the Petroleum Club located at 319 -  5th  Avenue S.W. Calgary, Alberta for the following purposes:

1.

to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2006 and the report of auditors theron;

2.

to elect directors of the Corporation for the ensuing year;

3.

to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;

4.

to consider and, if thought appropriate, pass a special resolution authorizing a name change for the Corporation; and

5.

to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Olympia Trust Company at 2300, 125 – 9th Street S.E., Calgary, Alberta T2G 0P6, (facsimile: (403) 265-1455) at least 24 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

The Board of Directors (Board”) of the Corporation has fixed October 30, 2007 as the record date (“Record Date”) for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 30th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"George Liszicasz"

Chairman and Chief Executive Officer

ENERGY EXPLORATION TECHNOLOGIES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

This Information Circular, dated October 30, 2007, is furnished to Shareholders by management of the Corporation in connection with the solicitation of proxies to be voted at the Meeting for the purposes set forth in the accompanying Notice of Meeting.  In this Information Circular, all dollar figures are in United States dollars, unless indicated otherwise.

SOLICITATION OF PROXIES

The enclosed proxy is solicited by and on behalf of the management of the Corporation.  The persons named in the enclosed proxy form are Directors or senior officers of the Corporation.  A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

The completed proxy form must be deposited at the offices of the Corporation at #1400, 505-3rd Street S.W., Calgary, Alberta T2P 3E6, or at the offices of Olympia Trust Company at 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 (facsimile: (403) 265-1455) at least 24 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, Directors or employees of the Corporation at a nominal cost.  The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXIES

A Shareholder who has submitted a proxy may revoke it by a form in writing signed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof, and deposited either: (i) at the office of Olympia Trust Company, 2300, 125 – 9th  Avenue S.E., Calgary, Alberta T2G 0P6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; (ii) at the offices of the Corporation at Suite 1400, 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or (iii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.  In addition, a proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as certain Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by a person whose name appears on the records of the Corporation as the registered holder of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those shares will not be registered in the person's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the person's broker or an agent of that broker.  In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Securities are communicated to the appropriate person or that the shares are duly registered in their name.

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc., formerly ADP Investor Communications Corporation ("Broadridge").  In most cases, Broadridge mails a scannable voting instruction form, in lieu of the form of proxy provided by the Corporation, and asks Beneficial Shareholders to return the voting instruction form to Broadridge.  Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Securities or access Broadridge's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote their Common Shares in that capacity.  A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her  Common Shares as proxyholder for the registered shareholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of such direction, the relevant Common Shares will be voted in favour of all matters set out in the proxy.  The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting.  As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

SIGNING OF PROXY

The form of proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer.  A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any Director or executive office of the Corporation who has held office as such since the beginning of the Corporation's last financial year, any proposed nominee for election as Director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares - General

The Corporation is authorized to issue an unlimited number of shares and as at the Record Date there were 28,651,960 common shares of the Corporation issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

Only persons registered as holders of common shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting, except that any person who acquires common shares of the Corporation from a Shareholder after that date, may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Olympia Trust Company to have his name included on the Shareholders' list for the Meeting and establishes that he owns the common shares.

As of the date hereof, to the knowledge of the Directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of the Corporation's securities entitled to be voted at the Meeting, except as follows:

Name and Address	Approximate Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Percentage of Holder's Shares to All Shares of the Class
George Lisziacasz	5,127,490	18%

RECEIVING AND CONSIDERING THE FINANCIAL STATEMENTS OF THE CORPORATION

The Corporation's audited financial statements for the financial year ended December 31, 2006, the accompanying notes thereto, the Auditor's report thereto, and the Management's Discussion and Analysis in respect of the financial statements (collectively, the "Financial Statements") were mailed to Shareholders on May 8, 2007 and accompany this Management Proxy Statement.  No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board.  If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Management seeks the approval by the Shareholders to fix the number of directors to be elected at six.  Four of the nominees are currently members of the board of directors of the Corporation and two are new nominees.  Each director elected will hold office until the next annual meeting of the Shareholders, unless his office is vacated earlier.  Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Corporation who has held office as such since January 1, 2006, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted upon at the Meeting other than the election of directors.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of setting the number of directors to be six and the election, as directors, of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director.  However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the last five years	Common Shares Beneficially Owned [1]	Year Became a Director
George Liszicasz Calgary AB	Chairman, Chief Executive Officer and a Director	Mr. Liszicasz has been Chairman and Chief Executive Officer of the Corporation since its inception. Mr. Liszicasz was appointed interim President and interim Chief Financial Officer of the Corporation in July 2002 and has remained the President until the present and the Chief Financial Officer until May 2006.	5,127,490 10,000,000 Prefferred shares	1996
Douglas J. Rowe Calgary AB	Director [3]	Mr. Rowe has been the President, Chief Executive Officer and a director of Birch Mountain Resources Ltd. (TSX-V:BMD; AMEX:BMD), a Canadian junior mineral exploration company, since 1994.	65,000	2002
Charles Selby Calgary AB	Director 2 3	Mr. Selby has been an officer of Pengrowth Corporation and Pengrowth Management Limited, which administer and manage Pengrowth Energy Trust, a large North American energy royalty trust since April 1993.	453,718	2006
Brian Kohlhammer Calgary AB	Director [2]	Since December 2004, Mr. Kohlhammer has been the Vice President, Finance and Chief Financial Officer for Delphi Energy Corp., a public junior oil and gas company in Canada traded on the Toronto Stock Exchange based in Calgary, Alberta. From 2001 to 2004, Mr. Kohlhammer was Vice President, Finance and Chief Financial Officer for Virtus Energy Ltd., a public junior oil and gas exploration and production company traded on the TSX Venture Exchange based in Calgary, Alberta.	35,000	2004
Thomas E. Valentine Calgary AB

Mr. Valentine is a Partner with Macleod Dixon LLP, where he has practiced law, both as a Barrister & a Solicitor, since his call to the Bar in 1987.  He is a member of the firm's Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.  In 2003 and 2004 Mr Valentine was Senior Counsel (Projects) to Qatar Petroleum, the national oil and gas company of the State of Qatar.  Mr Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

			Nil	Proposed
M. S. (Mickey) Abougoush [2] Calgary AB

Mr. Abougoush is a professional engineer with over 37 years of experience in the petroleum industry, largely in technical and executive positions. Since 1990 Mr. Abougoush has been the president of Teknica Petroleum Services Ltd., an international consulting and software development company.

Mr. Abougoush is a member of the board of CCR Technologies Ltd., trading on the Toronto Stock Exchange under the trading symbol "CRL".He is also a member of the board of a private software development company based in Ottawa, Ontario.

			Nil	Proposed

Notes:

(1)

The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been obtained from information provided by directors or proposed directors to the Corporation.

(2)

Member or proposed member of the Audit Committee.

(3)

Member of the Compensation Committee..

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Corporation's three most recently completed financial years to the Corporation's named executive officers (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses.

Prepared in Canadian Dollars

	Annual Compensation				Long-term Compensation
Named Executive Officers and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
George Liszicasz Chief Executive Officer	2006	$160,837	-	$22,918	-	-	-	-
	2005	$126,000	-	$14,114	-	-	-	-
	2004	$128,250	-	$13,744	-	-	-	-

Andy Steedman V.P. Operations	2006	$120,000	-	$6,827	-	-	-	-
	2005	$6,839		-

Ken Rogers V.P Finance and CFO	2006	$110,920		$5,340

Option Grants to Named Executive Officers During the Financial Year Ended December 31, 2006

Named Executive Officers	Securities Under Options Granted (#)	% of Total Options Granted to Employees in the financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ken Rogers	150,000	45%	$1.05	$1.05	March 20, 2011
Ken Rogers	50,000	15%	$1.39	$1.39	May 4, 2011

Aggregated Option Exercises by Named Executive Officers During the Financial Year Ended December 31, 2006 and Financial Year end Option Values

Named Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable / Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/Unexercisable
George Liszicasz	Nil	Nil	136,667/33,333	$83,500/$10,800
Andrew Steedman	Nil	Nil	50,000/100,000	$nil/$nil
Ken Rogers	Nil	Nil	nil/200,000	$nil/$21,000

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Liszicasz is employed as the Chief Executive Officer for the Corporation under terms of the Technical Services Agreement executed on December 31, 2006.  The Technical Services Agreement shall terminate on December 31, 2015 or earlier if terminated by the Corporation or Mr. Liszicasz.

Mr. Steedman joined the Corporation as Vice President, Operations in December 2005.  Prior to this appointment he provided consulting services through a privately owned corporation.  Mr. Rogers joined the

Corporation as V.P. Finance in January 2006 and subsequently assumed the role of Vice President, Finance and Chief Financial Officer.

All salary, bonus, granting of options and other remunerations for the Corporation's executives are to be established from time to time by the Compensation Committee of the Corporation.

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors.  However, each director is eligible to receive stock options of the Corporation.  During the financial year ended December 31, 2006, no Directors of the Corporation were granted options to acquire shares of the Corporation.  Compensation awarded to George Liszicasz, a director and Named Executive Officer, is outlined in the Summary Compensation Table.

Corporate Cease Trade Orders or Bankruptcies

Except as set forth herein, no Director or officer of the Corporation has, within the ten years prior to the date of the Information Circular, been a director, officer or a promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the proposed Directors or officers of the Corporation have, within the ten years prior to the date of the Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading and securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the Directors, officer or promoters of the Corporation, or a personal holding company of any such persons, has, within the ten years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Voting Threshold

In order for the resolution electing directors to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables set out, as of the end of the Corporation's financial year ended December 31, 2006, the information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans
1997 Employee Stock Option Plan(2)	615.001	$1.38	-
1999 Executive Stock Option Plan(3)	490,000	$1.35	-
2000 Director Stock Option Plan(4)	180,000	$0.44	-
2004 Stock Option Plan(7)	171,463	$0.68	-
2006 Stock Option Plan	131,741	$0.93	1,129,586
Equity compensation plans approved by security holders	1,588,205	$1.15	1,129,586
Equity compensation plans not approved by security holders	-	n/a	-
Total	1,588,205	$1.15	1,129,586

INDEDTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and officers of the Corporation, any proposed management nominee for election as a director of the Corporation or any associate of any director, officer or proposed management nominee is or has been indebted, on a net basis, to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, proposed nominees for election as director, or any known associate or affiliate of such persons in any transaction since January 1, 2006 or in any proposed transaction which has materially affected or would materially affect the Corporation.

APPOINTMENT OF AUDITOR

The Corporation proposes to nominate the Corporation's existing auditors, KPMG LLP, Chartered Accountants, as to act as the Corporation's independent auditors, to hold office until the next annual meeting of the Shareholders.  KPMG LLP, Chartered Accountants, were first was appointed as the Corporation's auditor in 2006.

It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy to vote IN FAVOUR of the appointment of KPMG LLP , Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors of the Corporation.

CORPORATE GOVERNANCE

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders.  The Corporation's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The board of directors and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with National Instrument 58-101 "Disclosure of Corporate Governance Practices", the Corporation annually discloses information related to its system of corporate governance.  Schedule " B " to this Information Circular details the Corporation's governance practices.

AUDIT COMMITTEE

Composition of the Audit Committee

Members of the Audit Committee are Brian Kohlhammer (Chair), M. S. (Mickey) Abougoush and Charles Selby.  All members of the Audit Committee are independent and each member is financially literate.  The Corporations Audit Committee Charter is attached as Schedule "A" to this Information Circular

Brian Kohlhammer, C.A.

Mr. Kohlhammer has a Bachelor of Commerce, Accounting major from the University of Saskatchewan and received his designation as a Chartered Accountant in February 1990 while articling at KMPG LLP (formerly Peat Marwick Mitchell & Co.) in Calgary, Alberta.

Mr. Kohlhammer has over 20 years experience in financial and management analysis and reporting, budgets, corporate planning and treasury.  He is currently Vice President Finance and Chief Financial Officer for a Toronto Stock Exchange listed oil and gas company, a role he has had with three previous public companies.

In his role as Vice President Finance, Mr. Kohlhammer has a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements.  He has also presented to the Board of Directors and Audit Committee of most companies with which he has been employed and has a good knowledge of the roles and responsibilities of the Board of Directors and committees.

M. S. (Mickey) Abougoush, P. Eng.

Mr. Abougoush, holds a B. Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors.  He serves as Chairperson of the audit committee of CCR Technologies Ltd., a public company trading on the TSX.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees.  He operates an independent corporate financial consulting firm and continues an associated legal practice which specializes in securities, oil and gas and international financial transactions.  Mr. Selby served as the Chief Financial Officer of AltaCanada Energy Corp an Oil and Gas company listed on the TSX Venture Exchange from 1998 until May 2006.  Additionally Mr. Selby is Vice President and Corporate Secretary of Pengrowth Corporation , the administrator of Pengrowth Energy Trust.

All members of the Audit Committee have the educational background and experience that provides them with knowledge and ability to fulfill their duties and responsibilities as an audit committee member.

Audit Committee Oversight

The Corporation's Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Polices and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Corporation's principal auditor prior to the commencement of the engagement, subject to the following:

•

the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year.  Any additional requests will be addressed on a case-by-case specific engagement basis;

•

for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $10,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and

•

for engagements not on the pre-approved list and with expected costs greater than $10,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

Nature and Amount of Auditor's Fees

The following table sets out the fees billed to the Corporation by Deloitte & Touche LLP and its affiliates for professional services in each of the years ended December 31, 2006 and 2005.  During these years, Deloitte & Touche LLP was the Corporation's only external auditor.

	Year ended December 31,
Category	2006	2005
Audit Fees (1)	$119,495	$75,854
Audit-Related Fees	$21,795	$54,504
Tax Fees (2)	-	$5,352
All Other Fees (3)	-	$63,922

The Audit Committee held four meetings during 2006.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Members of the Compensation Committee are Doug Rowe, and Charles Selby.  All members of the Compensation Committee are independent.

Responsibilities of the Compensation Committee

The primary responsibilities of the committee are to recommend to the Board an executive compensation philosophy; a senior management organization and reporting structure; corporate objectives for which the Chief Executive Officer is to be responsible; review the performance of senior officers with the Chief Executive Officer; review and recommend compensation to be paid to senior officers; and review and recommend remuneration and benefits to be paid to the Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all the Corporation's executive officers and establishes and reviews general policies relating to compensation and benefits of our employees.  None of the Corporation's executive officers served as a director, executive officer or member of a compensation committee of another entity of which one of its executive officers served on the Corporation's Compensation Committee.  No interlocking relationships exist between the Corporation's board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Compensation for the Corporation's Chief Executive Officer was determined by the Compensation Committee after considering his efforts in assisting in the development of the Corporation's business strategy, the salaries of executives in similar positions and the Corporation's general financial condition.  The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of the Corporation's stockholders.

The Compensation Committee held four informal meetings as a part of regular board of directors' meetings during 2005.

PARICULARS OF MATTERS TO BE ACTED UPON

Management seeks the approval by the Shareholders to change the name of the Corporation from Energy Exploration Technologies Inc. to either NXT Energy Services Inc. or a similar name at the discretion of the Board of Directors.  The purpose of the change is to incorporate “NXT” within the legal name of the Corporation plus provide a proper description  of the type of business conducted by the Corporation.  .

Unless otherwise directed, the management designees named in the accompanying Form of Proxy intend to vote IN FAVOUR of the approval of granting authority to the Board of Directors to change the name of Energy Exploration Technologies Inc.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at http://www.sedar.com/ and the EDGAR website http://www.sec.gov/index.htm  Information on the Corporation is also located on the corporate website at http://www.nxtenergy.com/.  Financial information for its most recently completed financial year ended December 31, 2005 are provided in the Corporation's consolidated financial statements and management discussion and analysis as contained in the FORM 10-K as filed on April 26, 2006 with the United States Securities and Exchange Commission.  Shareholders may contact Mr. Ken Rogers, Chief Financial Officer (tel: 403-264-7020 or fax: 403- 264-6442) to request copies of the FORM 10-K.

DATED at Calgary, this 30th day of October, 2007.

SCHEDULE " A "

ENERGY EXPLORATION TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the "Charter") has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Energy Exploration Technologies Inc.  (the "Company").

COMPOSITION AND PROCEDURES

1.

The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being "independent" as required by the Business Corporations Act (Alberta) ("Act").

2.

The Board will appoint the chair of the Committee.

3.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee.  Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board.  The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)

management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.

To recommend to the Board:

(a)

the external auditor (the "Auditors") to be nominated for appointment by the shareholders of the Company for the purpose of preparing or issuing the auditor's report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the Auditors.

2.

To oversee the work of the Auditors in preparing or issuing the Auditor's report on the Company's annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

- ii -

3.

To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors.  The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.

To review:

(a)

the Company's unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company's fiscal year ("quarterly statements") and the Company's audited annual consolidated financial statements ("annual statements");

(b)

the Management's Discussion and Analysis ("MD&A") prepared in conjunction with the quarterly and annual statements; and

(c)

all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.

To satisfy itself that adequate procedures are adopted by the Company for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements other than the public disclosure referred to in section 4 above and to regularly assess the adequacy of such procedures.

6.

To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)

the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.

To review and approve the Company's and its subsidiaries' hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.

engage independent counsel and other advisors it determines necessary to carry out the Committee's duties and responsibilities;

2.

set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.

communicate directly with the internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBLITIES AND DUTIES OF THE COMMITTEE

Auditors

1.

The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

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2.

The Committee is responsible for ensuring the independence of the Auditors.  On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors.  This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A.  At the Committee meeting at which the Company's annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company's management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.

that the Company's system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.

that the Company's reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.

that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.

that risk management policies are in place to identify and reduce significant financial and business risks; and

5.

that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A.  The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results.  The Committee shall meet with the Company's management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.

As part of the quarterly and annual reviews described above, the Committee will:

(a)

meet with management in the absence of the Auditors for the annual review;

(b)

meet with the Auditors in the absence of management for the annual review;

(c)

review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)

review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

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(e)

review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)

obtain an explanation from management of all significant variances between comparative reporting periods;

(g)

review the post-audit or management letter, containing the recommendations of the Auditors, and management's response and subsequent follow up to matters raised by the Auditors;

(h)

review any evaluation of internal controls by the Auditors, together with management's response; and

(i)

review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.

In addition to the quarterly and annual reviews, the Committee will:

(a)

prior to the commencement of each annual audit, meet with the Auditors to review the Auditors' audit plan for the ensuing audit;

(b)

review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)

review annually and recommend changes to the Company's code of conduct.

3.

The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

ENERGY EXPLORATION TECHNOLOGIES INC.

SCHEDULE " B "

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the Corporation's corporate governance practices as compared to National Instrument 58-101F2.

Corporate Governance Disclosure Required Under National Instrument 58-101F2	Governance Practices of the Corporation

b.

Board of Directors

Disclose how the board of directors of the corporation (the Board) facilitates its exercise of independent supervision over management, including:

a.

Disclose the identity of directors who are independent.

b.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that five of the six directors are "independent" within the meaning of National Instrument 52-110.  The five independent directors are Brian Kohlhammer, Douglas Rowe, Charles Selby, Thomas E. Valentine and M. S. (Mickey) Abougoush.

George Liszicasz is an officer of the Corporation and is therefore not independent.

2.

Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Such other directorships have been disclosed in this Information Circular. Please see "Election of Directors"

3.

Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members, and describe any measure the Board takes to provide continuing education for directors.

New directors meet with the Board and senior management to discuss the business activities of the Corporation and are given the opportunity to familiarize themselves with the Corporation and gain insight into the Corporation's business, business plans and operations by visiting the Corporation's offices and reviewing SFD survey documentation and processes.

4. Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

All Board members as well as all employees have received an employee handbook (the "Handbook") and have signed a Certification of Compliance Form acknowledging their understanding and compliance with the Handbook.  The Handbook provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Corporation and its employees.  The Handbook specifically deals with business ethics, employment practices, insider trading and conflicts of interest.  A "whistle blower" policy is currently being developed to allow reporting of any violations of the Handbook or other inappropriate actions of the Corporation.

5.

Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:

a.

who identifies new candidates; and

b.

the process of identifying new candidates.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board.  The Board will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs.  Other factors considered by the Board are an individual's experience, expertise, and reputation.

6. Compensation Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: a. Who determines compensation; and b. The process of determining compensation.

The Compensation Committee has the primary responsibility of determining compensation for the directors and senior officers.  The Compensation Committee recommends to the Board an executive compensation philosophy and creates corporate objectives for which the Chief Executive Officer is to be responsible.  Based on the above criteria the Compensation Committee will review and recommend compensation to be paid to senior officers and recommend remuneration and benefits to be paid to the Directors.

7. Other Board Committees If the Board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.	There are no other committees of the Board.
8. Assessments Disclose what steps, if any, that the board takes to satisfy itself that the Board, its committees and its individual directors are performing effectively.	The Board currently does not have a formal process for assessing its effectiveness.